SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 24, 2011

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

NEWS RELEASE

Release Time
IMMEDIATE

Date
24 March 2011

Number 09/11

BOWEN BASIN METALLURGICAL COAL EXPANSIONS

BHP Billiton today approved three key metallurgical coal projects located in the Bowen Basin in Central Queensland, Australia. The projects will add 4.9 million tonnes of annual mine capacity (100% basis) through development of the Daunia operation and a new mining area at Broadmeadow. In addition, 11 million tonnes of annual port capacity (100% basis) will be developed at the Hay Point Coal Terminal. The total investment is US$5 billion, of which BHP Billiton’s share is US$2.5 billion(1).

The investment includes:

•US$1.6 billion (BHP Billiton share US$800 million) for development of the new Daunia mine, adjacent to Poitrel. The mine will have the capacity to produce 4.5 million tonnes per annum (mtpa) of export metallurgical coal through a new processing facility. First coal is expected in 2013.

•US$900 million (BHP Billiton share US$450 million) to extend the life of the Broadmeadow mine by a further 21 years. The investment will also increase productive capacity by 0.4 mtpa, to a new total capacity of 4.8 mtpa. The project is due for completion in 2013.

•US$2.5 billion (BHP Billiton share US$1.25 billion) for the Stage Three expansion of the BHP Billiton Mitsubishi Alliance’s wholly owned Hay Point Coal Terminal, which will increase capacity from 44 mtpa to 55 mtpa. This investment also includes the replacement of the existing jetty to increase its ability to withstand high seas and winds. The expansion will include a new third berth, trestle, surge bins and out-loading conveyors. First shipments from the expanded terminal are expected in 2014.

BHP Billiton Metallurgical Coal President, Hubie van Dalsen said, “The company has a deep pipeline of expansion projects to further develop its large reserves of high quality metallurgical coal."

“Our strategy is to rapidly progress development of these projects to capture the increasing demand we see for hard coking coal."

"Subject to further approvals, this initial investment will be followed in the near term by the construction of the Caval Ridge mine, which will utilise expanded Hay Point port capacity created from this investment.”

(1)The Daunia mine project, the Hay Point Coal Terminal and the Broadmeadow mine are operations of the BHP Billiton Mitsubishi Alliance, a 50:50 joint venture between BHP Billiton and Mitsubishi Development Pty Ltd

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia
Brendan Harris, Investor Relations
Tel: +61 3 9609 4323 Mobile: +61 437 134 814
email: Brendan.Harris@bhpbilliton.com

Amanda Buckley, Media Relations
Tel: +61 3 9609 2209 Mobile: +61 419 801 349
email: Amanda.Buckley@bhpbilliton.com

Kelly Quirke, Media Relations
Tel: +61 3 9609 2896 Mobile: +61 429 966 312
email: Kelly.Quirke@bhpbilliton.com

Samantha Stevens, Media Relations
Tel: +61 3 9609 2898 Mobile: +61 400 693 915
email: Samantha.Stevens@bhpbilliton.com

United Kingdom & South Africa
Andre Liebenberg, Investor Relations
Tel: +44 20 7802 4131 Mobile: +44 7920 236 974
email: Andre.Liebenberg@bhpbilliton.com

United Kingdom & Americas
Ruban Yogarajah, Media Relations
Tel: US +1 713 966 2907 or UK +44 20 7802 4033
Mobile: UK +44 7827 082 022
email: Ruban.Yogarajah@bhpbilliton.com

Americas
Scott Espenshade, Investor Relations
Tel: +1 713 599 6431   Mobile: +1 713 208 8565
email: Scott.Espenshade@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street
Melbourne Victoria 3000 Australia
Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place
London SW1V 1BH United Kingdom
Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077)
Date : March 24, 2011	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary